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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.             )*

AROS CORPORATION

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

04268Q-101

(CUSIP Number)

Gerald E. Bisbee, Jr., Ph.D.
1290 Bay Dale Drive
PMB 351
Arnold, MD 21012
(410) 349-2431

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 21, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04268Q-101

1.
Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only).

See attached Exhibit A for list of entities, persons and their IRS ID Nos. (referred to herein collectively as “Sanderling”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A

6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0- 8. Shared Voting Power 28,724,037(1) 9. Sole Dispositive Power 17,142,356(2) 10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,724,037(1), 17,142,356(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) N/A	☐

13.	Percent of Class Represented by Amount in Row (11) 58.12%(1), 32.67%(2)

14.	Type of Reporting Person (See Instructions) IN, PN

(1)	Represents aggregate number and percentage of shares beneficially owned by the group, of which Sanderling is a member pursuant to the terms of the Stockholders’ Agreement, discussed further below.
(2)	Represents number and percentage of shares Sanderling beneficially owns irrespective of membership in a group.

Item 1.    Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.01 per share, of Aros Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 1290 Bay Dale Drive, PMB 351, Arnold, MD 21012.

Item 2.    Identity and Background

(a) – (c)  This Schedule 13D is filed by the Sanderling entities named in Exhibit A. The address of the Sanderling entities is 400 South El Camino Real, Suite 1200, San Mateo, California 94402-1708. Sanderling is a group of venture capital funds and individuals that are General Partners, Managing Directors and principals associated therewith.

(d)  During the last five years, Sanderling has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, Sanderling has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Sanderling is comprised of individuals and entities which are citizens of the United States with the following exceptions:

Sanderling Ventures Limited, Cayman Islands Limited Partnership

Sanderling V Limited Partnership, Cayman Islands Limited Partnership

Sanderling V Beteiligungs GmbH & Co. KG, German Limited Partnership

Item 3.    Source and Amount of Funds or Other Consideration

Sanderling received the securities to which this Schedule 13D relates in connection with that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of June 7, 2002, by and among the Issuer, Aros Acquisition Corp., a wholly-owned subsidiary of the Issuer and ReGen Biologics, Inc. (“ReGen”), pursuant to which ReGen became a wholly-owned subsidiary of the Issuer (the “Merger”).

As consideration for the Merger, the holders of all of ReGen’s issued and outstanding capital stock exchanged their shares for shares of capital stock of the Issuer. In addition, the Issuer agreed to assume all stock option and warrant obligations of ReGen in connection with the Merger. Specifically, each share of ReGen common stock issued and outstanding immediately prior to the effective time of the Merger was converted into the right to receive 2.7495 shares of the Issuer’s common stock; each share of ReGen’s Series A through F preferred stock issued and outstanding immediately prior to the effective time of the Merger was converted into the right to receive 0.0663 shares of the Issuer’s common stock, plus 2.6832 shares of the Issuer’s Series B convertible preferred stock, par value $0.01 per share; and each share of ReGen’s Series G preferred stock issued and outstanding immediately prior to the effective time of the Merger was converted into the right to receive 2.7495 shares of the Issuer’s Series A convertible preferred stock, par value $0.01 per share.

In connection with the Merger, Sanderling and certain other shareholders of ReGen entered into a Stockholders’ Agreement (the “Stockholders’ Agreement”), dated as of June 21, 2002, whereby the parties to the Stockholders’ Agreement agreed to vote all of their shares of capital stock of the Issuer in favor of certain corporate actions, including but not limited to maintaining the Issuer’s board of directors at seven (7) members, electing certain individuals to the Issuer’s board, amending the Issuer’s certificate of incorporation to increase the number of authorized shares of common stock of the Issuer and amending the Issuer’s by-laws.

References to and descriptions of the Merger Agreement and Stockholders’ Agreement as set forth in this Item 3 are qualified in their entirety by reference to the copies of such agreements included as Exhibits 1 and 2, respectively, to this Schedule 13D, and are incorporated in their entirety in this Item 3.

Item 4.    Purpose of Transaction

(a) – (j)  The information set forth or incorporated by reference in Item 3 above is hereby incorporated herein by reference.

Pursuant to the Stockholders’ Agreement, the parties thereto have agreed to vote all of their shares of common stock, Series A preferred stock and/or Series B preferred stock of the Issuer then owned, as well as any shares of capital stock of the Issuer acquired after the date of the Stockholders’ Agreement, whether upon the exercise of warrants, options, conversion of convertible securities or otherwise, in favor of the following:

1.	The authorized number of directors on the Issuer’s board of directors shall be maintained at seven (7) members;

2.	The following persons shall be elected to the Issuer’s board of directors:

a.	The then-current Chief Executive Officer of Issuer, who shall initially be Gerald E. Bisbee, Jr.;

b.	Two (2) designees of Sanderling Ventures, one of whom shall initially be Dr. Robert G. McNeil;

c.	One (1) designee of Centerpulse USA Holding Co., who shall initially be Richard Frtischi;

d.	One (1) designee of a majority of the members of the board of directors of the Issuer immediately prior to the effective time of the Merger, who shall initially be Alan W. Baldwin; and

e.	Two (2) designees of a majority of the foregoing members of the board of directors of the Issuer, one of whom shall initially be Dr. Richard Steadman;

3.
An amendment to the Issuer’s certificate of incorporation to increase the number of shares of the Issuer’s authorized common stock by an amount sufficient for issuance upon conversion or exercise of the Issuer’s Series A preferred stock, the Issuer’s Series B preferred stock and the ReGen options and warrants assumed by the Issuer;

4.	The amendment of the Issuer’s bylaws to provide for the governance of the Issuer as contemplated by the Stockholders’ Agreement and the Merger Agreement;

5.	A reverse stock split;

6.
An increase in the number, as of the date of the Stockholders’ Agreement, of shares available for issuance pursuant to options issued under the Issuer’s Employee Stock Option Plan by 3.0 million shares; and

7.	A change in the name of the Issuer and an accompanying ticker symbol change, both as determined by the board of directors of the Issuer subsequent to the effective time of the Merger.

In addition, the parties to the Stockholders’ Agreement agreed vote or consent (or cause to be voted or consented), in person or by proxy, all shares and any other voting securities of the Issuer (whenever acquired) that are beneficially owned or held of record by such party or as to which such party has, directly or indirectly, the right to vote or direct the voting, (i) against any amendment or change to the certificate of incorporation or bylaws of the Issuer providing for the election of less than seven (7) directors, or any other amendment or change to the certificate of incorporation or bylaws inconsistent with the terms of the Stockholders’ Agreement, or (ii) in favor of any amendment or change to the certificate of incorporation or bylaws necessary to be made to render such certificate of incorporation or bylaws consistent with the terms of the Stockholders’ Agreement.

References to and descriptions of the Merger Agreement and Stockholders’ Agreement as set forth in this Item 4 are qualified in their entirety by reference to the copies of such agreements included as Exhibits 1 and 2, respectively, to this Schedule 13D, and are incorporated in their entirety in this Item 4.

Item 5.    Interest in Securities of the issuer

(a) – (b)  The number of shares of common stock and options and warrants to purchase common stock of the Issuer beneficially owned by Sanderling not as a member of any group is 17,142,356, representing approximately 32.67% of the voting power of shares of common stock of the Issuer on August 28, 2002.

The number of shares of common stock and options and warrants to purchase common stock of the Issuer covered by the Stockholders’ Agreement is 28,724,037, representing approximately 58.12% of the voting power of shares of common stock of the Issuer on August 28, 2002.

Name	Number of Shares	Percentage of Class	Sole Voting Power	Shared Voting Power
J. Richard Steadman	2,759,969	5.58%	0	2,759,969
Sanderling Venture Partners IV Co-Investment Fund, L.P.	1,784,574	3.61%	0	1,784,574
Sanderling IV Biomedical Co-Investment Fund, L.P.	481,836	0.98%	0	481,836
Sanderling IV Venture Management	0	0%	0	0
Sanderling Venture Partners V Co-Investment Fund, L.P.	5,101,815	10.32%	0	5,101,815
Sanderling V Biomedical Co-Investment Fund, L.P.	3,093,053	6.26%	0	3,093,053
Sanderling V Limited Partnership	834,270	1.69%	0	834,270
Sanderling V Ventures Management	343,830	0.70%	0	343,830
Sanderling V Beteiligungs GmbH & Co. KG	704,530	1.43%	0	704,530
Centerpulse USA Holding Co. (formerly Sulzer USA Holding Co.)	7,288,939	14.75%	0	7,288,939
Allen & Company Incorporated	2,532,249	5.12%	0	2,532,249
Sanderling Venture Partners II, L.P.	2,399,224	4.85%	0	2,399,224
Sanderling Ventures Limited L.P.	1,399,748	2.83%	0	1,399,748
Total:	28,724,037	58.12%	0	28,724,037

By virtue of the Stockholders’ Agreement, Sanderling may be deemed to be a member of a group with the other parties thereto and share voting power with such parties with respect to the shares covered by the Stockholders’ Agreement. However, Sanderling retains sole power to dispose of or direct the disposition of all shares held by him.

To the best of Sanderling’s knowledge, each of the other parties to the Stockholders’ Agreement retains sole power to dispose of or direct the disposition of all shares held by such party.

(c)  To the best of Sanderling’s knowledge, there have not been any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (§240.13d- 191), whichever is less, by the persons named in response to paragraph (a).

(d) – (e)  Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Items 3 through 5 is hereby incorporated herein by reference. References to and descriptions of the Merger Agreement and Stockholders’ Agreement incorporated by reference to this Item 5 are qualified in their entirety by reference to the copies of such agreements included as Exhibits 1 and 2, respectively, to this Schedule 13D, and are incorporated in their entirety in this Item 5.

To the best of Sanderling’s knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.    Material to Be Filed as Exhibits.

Exhibit	Description

1*	Agreement and Plan of Merger, dated as of June 7, 2002, by and among Aros Corporation, Aros Acquisition Corp. and ReGen Biologics, Inc.

2	Stockholders’ Agreement, dated as of June 21, 2002, by and among the several stockholders named therein.

*	Incorporated by reference to Exhibit 2.1 filed with the Aros Corporation Form 10-Q filed on August 15, 2002.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date    November 6, 2002

Signature	/s/ ROBERT G. MCNEIL
Name/Title	Robert G. McNeil, for and on behalf of the entities and individuals named in Exhibit A

Exhibit A

List of Sanderling Entities

SANDERLING ENTITY OR AFFILIATE	TAX ID OR SSN
Sanderling Venture Partners II, L.P.	68-0141143
Sanderling Ventures Limited, L.P.	Exempt-Offshore
Sanderling IV Biomedical Co-Investment Fund, L.P.	94-3276455
Sanderling Venture Partners IV Co-Investment Fund, L.P.	94-3288750
Sanderling V Limited Partnership	Exempt-Offshore
Sanderling V Beteiligungs GmbH & Co. KG	Exempt-Offshore
Sanderling Venture Partners V Co-Investment Fund, L.P.	91-2085943
Sanderling V Biomedical Co-Investment Fund, L.P.	94-3392142
Sanderling Ventures Management V	94-3282578
Fred A. Middleton	###-##-####
Robert G. McNeil	###-##-####
Paulette J. Taylor	###-##-####